Exhibit 2 (d)

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2020, the registrant had the following series of securities registered pursuant to Section 12 of the U.S. Securities Exchange Act of 1934, as amended:

Title of each class:	Name of each exchange on which registered:
Common Stock	New York Stock Exchange*
American Depositary Shares, each representing two shares of our Common Stock, without par value	New York Stock Exchange

* Not for trading purposes, but only in connection with the trading on the New York Stock Exchange of American Depositary Shares representing those Common Stock.

JPMorgan, as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents two shares of our common stock. Each ADS also represents any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs are administered and its principal executive office is located at 1 Chase Manhattan Plaza, Floor 58, New York, New York, 10005-1401.

Shares of our common stock were traded in the United States on the NASDAQ Stock Market between September 24, 1992 and March 25, 1999 and on the NYSE since March 26, 1999, in the form of ADSs, under the symbol “CCU”, with such ADSs being evidenced by ADRs, which until December 20, 2012, had each represented five shares of our common stock. Starting on December 20, 2012, the ratio was changed so that each ADS represented two shares of our common stock. The ADSs are issued under the terms of a deposit agreement dated September 1, 1992, as amended and restated on July 31, 2013, among us, JPMorgan, as depositary, and the holders from time to time of the ADSs.

According to data provided by JPMorgan, as of March 8, 2021, there were 39,036,997 ADSs outstanding and 5,534 holders of record of ADSs. Such ADSs represented approximately 21% of the total number of issued and outstanding common stock as of such date. The Santiago Stock Exchange and the Chile Electronic Stock Exchange are the principal markets for trading the common stock.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Chilean law governs shareholder rights. The depositary will be the holder of the common stock underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. You can find a copy of the deposit agreement in the report on Form 6 furnished by the Company to the SEC on July 31, 2013.

Deposit, Withdrawal, Cancellation and Transfer

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits common stock or evidence of rights to receive common stock with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to the persons you request.

How do ADS holders cancel ADSs and obtain shares?

If you surrender ADSs to the depositary, upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the common stock and any other deposited securities underlying the surrendered ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at such other place as may have been requested by the holder.

Because of the absence of legal precedent as to whether a shareholder that has voted both for and against a proposal, such as the depositary of our ADSs, may exercise withdrawal rights (as described in “Item 10. Additional Information – B. Memorandum and Articles of Association”) with respect to those shares voted against the proposal, there is doubt as to whether a holder of ADSs will be able to exercise withdrawal rights either directly or through the depositary for the shares of our common stock represented by their ADSs. Accordingly, for a holder of our ADSs to exercise its appraisal rights, it may be required to surrender its ADRs, withdraw the shares of our common stock represented by its ADSs, and vote the shares against the proposal.

Are ADRs transferable?

Subject to certain limitations provided below and in the Deposit Agreement, the ADR is transferable on the register maintained by the depositary by the holder in person or by duly authorized attorney, upon surrender of the ADR at any designated transfer office properly endorsed or accompanied by proper instruments of transfer and duly stamped as may be required by applicable law.

Limitations and Transfer Restrictions

Limitations With Respect to non-Chilean Residents

Equity investments in Chile by persons who are not Chilean residents have historically been subject to various exchange control regulations that restrict repatriation of investments and earnings therefrom. In April 2001, the Central Bank eliminated most of the regulations that affected foreign investors, although foreign investors still have to provide the Central Bank with information related to equity investments and must conduct such operations within the formal exchange market. Additional Chilean restrictions applicable to holders of our ADSs, the disposition of the shares underlying them, the repatriation of the proceeds from such disposition or the payment of dividends may be imposed in the future, and we cannot advise you as to the duration or impact of such restrictions if imposed. See also “Item 10: Additional Information – D. Exchange Controls.” If for any reason, including changes in Chilean law, the depositary for our ADSs were unable to convert CLP to USD, investors would receive dividends and other distributions, if any, in CLP.

Limitations With Respect to Execution, Delivery, Registration, Transfer and Withdrawal

As a condition to the execution and delivery, registration, registration of transfer, split-up or combination of any ADR, the delivery of any distribution thereon or, the withdrawal of any deposited securities, the depositary, the Company or the custodian may require of the holder, the presentor of the ADR or the depositor of Shares: (a) payment of a sum sufficient to pay or reimburse it for payment of (i) any stock transfer or other tax or other governmental charge with respect thereto, (ii) any stock transfer or registration fees for the registration of transfers of common shares or other deposited securities upon any applicable register and (iii) any charges of the depositary upon delivery of ADRs against deposits of shares and upon withdrawal of deposited securities against surrender of the ADRs set forth in paragraph (8) of the ADR; (b) the production of proof satisfactory to it as to the identity and genuineness of any signature and as to any other matter contemplated by Section 3.01 of the Deposit Agreement; and, (c) compliance with such reasonable regulations, if any, as the depositary and the Company may establish consistent with the provisions of the Deposit Agreement or as may be established by the Central Bank or the Comisión para el Mercado Financiero (“CMF”), former Suprintendencia de Valores y Seguros . The delivery of ADRs against deposits of shares may be suspended, deposits of shares may be refused, or the registration of transfer of ADRs, their split-up or combination or the withdrawal of deposited securities may be suspended, in particular instances or generally, when the ADR register or any register for shares or other deposited securities is closed, or any time or from time to time when any such action is deemed necessary or advisable by the depositary or the Company for any reason, including without limitation any requirement of law or of any government or governmental body or commission, any provision of the Deposit Agreement or the provisions of or governing deposited securities, any meeting of shareholders or any payment of dividends.

The depositary may issue ADRs against rights to receive shares from the Company, or any registrar, transfer agent, clearing agency or other entity recording share ownership or transactions. The depositary will not issue ADRs against other rights to receive shares unless (x) such ADRs are fully collateralized (marked to market daily) with cash or U.S. government securities until such shares are deposited, (y) the applicant for such ADRs represents in writing that it owns such shares, that it has assigned all beneficial right, title and interest in such shares to the depositary for the benefit of the holders and that it will deliver such shares upon the depositary’s request and (z) all such ADRs represent not more than 20% of shares actually deposited.

Article 14 of Ley N° 18,046 sobre Sociedades Anónimas (the “Chilean Corporations Act”) forbids open stock corporations from including in their bylaws any provisions restricting the free transferability of stock. However, shareholders may enter into a private agreement on this matter, but, in order for these agreements to be effective against the company and third parties, they must be recorded by the corporation and thus made available to any interested third parties. See “Item 6: Directors, Senior Management and Employees – A. Directors and Senior Management” of our annual report.

Dividends and Other Distributions

At least 30% of our Net income for each fiscal year are required to be distributed as dividends in cash to our shareholders, unless our shareholders unanimously decide otherwise. Any remaining profits may be used to establish a reserve fund (that may be capitalized at any time, amending the corporate bylaws by the vote of a majority of the voting stock issued), or to pay future dividends.

Compulsory minimum dividends, i.e., at least thirty percent of our Net income for each fiscal year, become due thirty days after the date on which the annual shareholders' meeting has approved the distribution of profits in the fiscal year. Any additional dividends approved by our shareholders become due on the date set by our shareholders or our board of directors.

Accrued dividends that corporations fail to pay or make available to their shareholders within certain periods are to be adjusted from the date on which those dividends became due and that of actual payment. Overdue dividends will accrue interest at established rates over the same period.

Dividends and other cash benefits unclaimed by shareholders after five years from the date on which they became due will become the property of the Chilean Fire Department.

In the event of liquidation, the Chilean Corporations Act provides that corporations may carry out distributions to shareholders on account of a reimbursement of capital only after the payment of corporate indebtedness.

       Dividends are paid to shareholders of record at midnight of the fifth business day, including Saturdays, preceding the date set for payment of the dividend. The holders of ADSs on the applicable record dates are entitled to dividends declared for each corresponding period, as further explained below.

Whenever the depositary or the custodian shall receive any cash dividend or other cash distribution upon any deposited securities, the depositary shall distribute the amount thus received to the holders on such record date of ADRs evidencing ADSs representing such deposited securities, in proportion to the number of ADSs representing such deposited securities held by each of them respectively; provided that the depositary shall make appropriate adjustments in the amounts so distributed in respect of (a) any of such deposited securities being not entitled, by reason of its date of issuance or otherwise, to receive all or any portion of such distribution or (b) any amounts (i) required to be withheld by the Company, the custodian or the depositary from any such distribution on account of taxes, or (ii) charged by the depositary in connection with the conversion of foreign currency into U.S. dollars. The depositary shall distribute only such amount as can be distributed without distributing to any holder a fraction of one cent, and any balance not so distributable shall be held by the depositary (without liability for interest thereon) and shall be added to and become part of the next sum received by the depositary for distribution to holders of ADRs then outstanding.

If any distribution upon any deposited securities consists of a dividend in, or free distribution of, shares, the depositary may, with the Company’s approval, or shall, if the Company shall so request, distribute to the holders on a record date, in proportion to the number of ADSs representing such deposited securities held by each of them respectively, additional ADRs for an aggregate number of ADSs representing the number of shares received as such dividend or free distribution. In lieu of delivering ADRs for fractional ADSs in the case of any such distribution, the depositary shall sell the amount of shares represented by the aggregate of such fractions and distribute the net proceeds of such sale as in the case of a distribution received in cash. If additional ADRs are not so distributed, each ADS shall thenceforth also represent its proportionate interest in the additional shares so distributed upon such deposited securities.

The following table sets forth the amounts of interim and final dividends and the aggregate amounts of such dividends per share of common stock and per ADS in respect of each of the years indicated:

Year ended	CLP Per share (1)			USD Per ADS (2)
December 31	Interim	Final (3)	Total	Interim	Final (3)	Total

2016	66	110.32	176.32	0.20	0.33	0.53
2017	70	108.89	178.89	0.23	0.36	0.59
2018	140	358.33	498.33	0.41	1.07	1.49
2019	75	179.95	254.95	0.20	0.42	0.62
2020	56	139.17	195.17	0.16	0.40	0.56
(1) Interim and final dividend amounts are expressed in historical pesos
(2) USD per ADS dividend information provided solely for reference purposes only, as we pay all dividends in CLP. The amounts shown above have been adjusted to reflect this change. The Chilean peso amounts as shown here have been converted into USD at the respective observed exchange rate in effect at each payment date or, in respect of the dividend payable for the year ended December 31, 2020, at the observed exchange rate in effect as of April 22, 2020. Note: The Federal Reserve Bank of New York does not report a noon buying rate for CLP.

(3) The final dividend with respect to each year is declared and paid within the first five months of the subsequent year.

Pursuant to current Chilean foreign exchange regulations, a shareholder who is not a resident of Chile does not need to be authorized as a foreign investor in order to receive dividends, sale proceeds or other amounts with respect to its shares remitted outside Chile, but the investor must inform the Central Bank about any such transactions and must remit foreign currency through the formal exchange market. See “Item 10. Additional Information – D. Exchange Controls” for additional information on how ADR holders may remit currency outside Chile. Dividends received in respect of shares of common stock by holders, including holders of ADRs who are not Chilean residents, are subject to Chilean withholding taxes. See “Item 10: Additional Information – E. Taxation.”

All payments and distributions made to our holders of ADSs must be transacted in the formal exchange market.

Voting Rights

We have only one class of shares and there are therefore no preferences or limitations on the voting rights of shareholders. Each of our shareholders is entitled to one vote per share. In annual shareholders’ meetings, resolutions are made by an absolute majority of those present at the meeting, provided legal quorums (consisting of an absolute majority of our issued voting stock, in case the quorum is satisfied at its first call, or any number of shareholders present at the meeting if the meeting takes place at its second call) are met. A special or extraordinary meeting generally requires an absolute majority, in other words, 50% plus one of the shares entitled to vote; however, the Chilean Corporations Act provides that in order to carry certain motions, a two-thirds majority of the outstanding voting stock is necessary.

Our directors are elected every three years and their terms are not staggered. Our shareholders may accumulate their votes in favor of just one person or distribute their votes to more than one person. In addition, by unanimous agreement of our shareholders present and entitled to vote, the vote may be omitted and the election made by acclamation.

ADS holders may exercise voting rights associated with common stock only in accordance with the Deposit Agreement, which states that, as soon as practicable after receipt of notice of any meeting or solicitation of consents or proxies of holders of shares or other deposited securities, the depositary shall mail to holders a notice containing (a) such information as is contained in such notice and in the solicitation materials, if any, (b) a statement that each holder at the close of business on a specified record date will be entitled, subject to the provisions of or governing deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such holders’ ADR, and (c) a statement as to the manner in which such instructions may be given, including an express indication that instructions may be given to the depositary to give a discretionary proxy to a person designated by the Company. Upon the written request of a holder on such record date, actually received by the ADR Department of the depositary on or before the date established by the depositary for such purpose, the depositary shall endeavor insofar as practicable and permitted under the provisions of or governing deposited securities to vote or cause to be voted (or to grant a discretionary proxy to a person designated by the Company to vote) the deposited securities represented by the ADSs evidenced by such holder’s ADRs in accordance with any instructions set forth in such request. The depositary shall not itself exercise any voting discretion over any deposited securities.

Accordingly, ADS holders will face practical limitations when exercising their voting rights because ADS holders must first receive a notice of a shareholders’ meeting from the depositary and may then exercise their voting rights by instructing the depositary, on a timely basis, on how they wish to vote. This voting process necessarily will take longer for ADS holders than for direct common stock holders, who are able to exercise their vote by attending our shareholders’ meetings. Therefore, if the depositary fails to receive timely voting instructions from some or all ADS holders, the depositary will assume that ADS holders agree to give a discretionary proxy to a person designated by us to vote their ADSs on their behalf. Furthermore, ADS holders may not receive voting materials in time to instruct the depositary to vote. Accordingly, ADS holders may not be able to properly exercise their voting rights.

Preemptive and Accretion Rights

The Chilean Corporations Act and its Ordinance, require us, whenever we issue new shares for cash, to grant preemptive rights to all holders of shares of our common stock, including shares of our common stock represented by ADSs, giving those holders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. The Chilean Corporations Act requires that options to purchase stock representing capital increases in corporations and debentures duly convertible into stock of the issuing corporation, or any other securities extending future rights over such stock, must be offered preferably, at least once, to existing shareholders, in proportion to the number of shares owned by them. A corporation must distribute any bonus stock in the same manner. We may not be able to offer shares to holders of our ADSs pursuant to preemptive rights granted to our shareholders in connection with any future issuance of shares unless a registration statement under the Securities Act is effective with respect to those rights and shares, or an exemption from the registration requirements of the Securities Act is available.

We intend to evaluate at the time of any future offerings of shares of our common stock the costs and potential liabilities associated with any registration statement as well as the indirect benefits to us of enabling U.S. owners of our ADSs to exercise preemptive rights and any other factors that we consider appropriate at the time, before making a decision as to whether to file such a registration statement. We cannot assure you that any such registration statement would be filed.

To the extent that a holder of our ADSs is unable to exercise their preemptive rights because a registration statement has not been filed, the depositary will attempt to sell the holder’s preemptive rights and distribute the net proceeds of the sale, net of the depositary’s fees and expenses, to the holder, provided that a secondary market for those rights exists and a premium can be recognized over the cost of the sale. A secondary market for the sale of preemptive rights can be expected to develop if the subscription price of the shares of our common stock upon exercise of the rights is below the prevailing market price of the shares of our common stock. Nonetheless, we cannot assure you that a secondary market in preemptive rights will develop in connection with any future issuance of shares of our common stock or that if a market develops, a premium can be recognized on their sale. Amounts received in exchange for the sale or assignment of preemptive rights relating to shares of our common stock will be taxable in Chile and in the United States. See “Item 10: Additional Information – E. Taxation – Chilean Tax Considerations – Capital Gains” and “– United States Federal Income Tax Considerations – Taxation of Capital Gains” of the annual report. If the rights cannot be sold, they will expire and a holder of our ADSs will not realize any value from the grant of the preemptive rights. In either case, the equity interest of a holder of our ADSs in us will be diluted proportionately.

Changes Affecting Deposited Securities

Upon any change in nominal value, split-up, consolidation, cancellation or any other reclassification of deposited securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities that shall be received by the depositary in exchange for, or in conversion, replacement or otherwise in respect of, deposited securities shall be treated as deposited securities under the Deposit Agreement; and, the depositary may with the Company's approval, and shall if the Company shall so request, execute and deliver additional ADRs in respect of such securities as in the case of a dividend of shares or call for the surrender of outstanding ADRs to be exchanged for new ADRs, reflecting such securities, and to the extent that such additional or new ADRs are not delivered the existing ADR shall thenceforth evidence ADSs representing the right to receive the deposited securities including the securities so received.

Amendment and Termination

How may the deposit agreement be amended?

The deposit agreement may at any time, and from time to time, be amended by agreement between us and the depositary in any respect which we may deem necessary or desirable. Any amendment which shall impose or increase any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which shall otherwise prejudice any substantial existing right of the ADS holders, shall, however, not become effective until the expiration of 30 days after notice of such amendment shall have been given to the ADS holders.

Every ADS holder at the time any amendment so becomes effective shall be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the deposit agreement as amended thereby. In no event shall any amendment impair the right of the ADR holder to surrender such receipt and receive therefor the deposited securities represented thereby, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary shall at any time at our direction, terminate the deposit agreement by mailing notice of such termination to the ADR holders then outstanding at least 90 days prior to the date fixed in such notice for such termination. The depositary may likewise terminate the deposit agreement by mailing notice of such termination to us and the ADR holders then outstanding if at any time 90 days shall have expired after the Depositary shall have delivered to us a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment as provided in the deposit agreement.

Limitations on Obligations and Liability

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. Below are certain provisions in relation to our and the depositary’s liabilities:

•	We and the depositary shall incur no liability if any present or future law, rule, regulation, fiat, order or decree of the United States, the Republic of Chile or any other country, or of any governmental or regulatory authority or any securities exchange or market or automated quotation system, the provisions of or governing any securities deposited pursuant to the deposit agreement, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond its control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADR provides shall be done or performed by it or them.
•	We and the depositary shall incur no liability by reason of any exercise or failure to exercise any discretion given it in the deposit agreement or the ADR.
•	We and the depositary shall incur no liability due to or for the inability of any ADS holder to benefit from any distribution, offering, right or other benefit which is made available to holders of the securities deposited pursuant to the deposit agreement but is not, under the terms of the deposit agreement, made available to the ADS holders.
•	We and the depositary are only obligated to take the actions specifically set forth in the deposit agreement without negligence or willful misconduct.
•	In the case of the depositary and its agents, are under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of securities deposited pursuant to the deposit agreement.
•	In the case of the Company and its agents are under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any securities deposited pursuant to the deposit agreement, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be required.
•	We and the depositary are not liable for any action or nonaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any ADS holder or any other person believed by it in good faith to be competent to give such advice or information.

•	The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system.
•	The depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of the depositary.
•	The depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that the custodian has (i) committed fraud or willful misconduct in the provision of custodial services to the depositary or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located.
•	We and the depositary may rely and shall be protected in acting upon any written notice, request, direction, instruction or document believed by them to be genuine and to have been signed, presented or given by the proper party or parties.
•	The depositary shall be under no obligation to inform ADS holders or any other holders of an interest in an ADS about the requirements of Chilean law, rules or regulations or any changes therein or thereto.
•	The depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the securities deposited under the Deposit Agreement, for the manner in which any such vote is cast or for the effect of any such vote.
•	The depositary may rely upon instructions from the Company or its counsel in respect of any governmental or agency approval or license required for any currency conversion, transfer or distribution.
•	The depositary and its agents may own and deal in any class of securities of the Company and its affiliates and in ADRs
•	The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the Deposit Agreement or otherwise related thereto to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators
•	None of we, the depositary or the custodian shall be liable for the failure by any ADS holder or beneficial owner to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder's or beneficial owner's income tax liability.
•	We and the depositary shall not incur any liability for any tax consequences that may be incurred by holders and beneficial owners on account of their ownership of the ADR or ADS.
•	The depositary shall not incur any liability for the content of any information submitted to it by or on our behalf for distribution to the holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the securities deposited pursuant to the Deposit Agreement, for the validity or worth of such securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the Deposit Agreement or for the failure or timeliness of any notice from us.
•	The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without negligence or bad faith while it acted as depositary.
•	Neither us nor the depositary, nor any of our respective agents shall be liable to holders or beneficial owners of interests in ADS for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

•	The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Additional Rights

Action necessary to change the rights of holders of stock. The rights of stockholders are established by law and pursuant to the bylaws of a corporation. For certain modifications of shareholders’ rights, the law requires a special majority, such as the creation, increase, extension, reduction or suppression of preferred stock, which may be adopted only with the consent of at least two-thirds of the affected series. Consequently, any other impairment of rights not specifically regulated needs only an absolute majority (more than 50%) of the stock entitled to vote. However, the waiver of the shareholders’ right to receive no less than 30% of the Net income accrued in any fiscal year (the “minimum dividend”) requires the unanimous vote of all stockholders. The above notwithstanding, no decision of the shareholders’ meeting can deprive a shareholder of any part of the stock that he/she owns.

Memorandum and Articles of Association provisions

Under Chilean law, certain provisions affect any existing or prospective holder of securities as a result of the shareholder owning a substantial number of shares.

Pursuant to Circular Letter N° 1,375 of the CMF dated February 12, 1998, holders of ADSs are deemed, for certain purposes of Chilean law, to be treated as holders of Deposited Securities. Accordingly, holders shall, as a matter of Chilean law, be obligated to comply with the requirements of articles 12 and 54 and Chapter XV of Ley N° 18,045 de Mercado de Valores (the “Chilean Securities Market Act”) and applicable CMF regulations.

Article 12 requires, among other things, that holders and beneficial owners of ADSs who directly or indirectly own 10% or more of the total share capital of the Company (or who may attain such percentage ownership through an acquisition of shares), or the directors, liquidators, principal executive, administrators and managers of such corporations, regardless of the number of shares they possess, either directly or indirectly, must report to the CMF and the stock exchanges in Chile on which the shares are listed: (i) any direct or indirect acquisition or sale of ADRs; and (ii) any direct or indirect acquisition or sale of any contract or security, the price or result of which is dependent upon or is conditioned on, in whole or in a relevant part, the fluctuation or evolution of the price of such shares. The information must be provided not later than the day following the execution of the transaction of the acquisition or sale. In addition, majority shareholders must inform the CMF and the stock exchanges with respect to whether the purchase is aimed at acquiring control of the corporation or just as a financial investment.

Article 54 requires, among other things, that any holder or beneficial owner of ADS intending to acquire control, directly or indirectly (as defined in Chapter XV of the Chilean Securities Market Act) of the Company (i) send a written notice of such intention to the Company, to the Company’s controllers, to companies controlled by the Company, to the CMF and to the stock exchanges in Chile on which the shares are listed, and, (ii) publish a notice of such intention in two newspapers in Chile and on the Company’s website. Such written communications and publications must be made at least ten business days prior to the date of intended acquisition of control or as soon as negotiations pursuing control have been formalized or confidential documentation of the Company has been provided. This notice must include, a least, the price to be offered per share and the conditions of the proposed transaction, including the expected manner of acquiring the shares. Within two business days following the acquisition of control, the holder must publish a notice in the same newspapers in which the intention of control was published and send written communications to the same entities listed in clause (i) above. The rules set forth by article 54 shall not apply if control of the Company is intended through a tender offer regulated by Chapter XXV of the Chilean Securities Market Act, in which case the rules said of Chapter XXV shall govern.

Chapter XXV of the Chilean Securities Market Act was enacted on December 20, 2000, to ensure that controlling shareholders share with minority shareholders the benefits of a change of control, by requiring that certain share acquisitions be made pursuant to a tender offer.

Article 199 bis of the Chilean Securities Market Act extends the obligation to make a tender offer for the remaining outstanding shares to any person, or group of persons with a joint performance agreement, that, as a consequence of the acquisition of shares, becomes the owner of two-thirds or more of the issued shares with voting rights of a corporation. Such tender offer must be effected within 30 days from the date of such acquisition.

Our bylaws do not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of us and that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries). See “Item 10: Additional Information – B. Memorandum and Articles of Association – Rights, preferences and restrictions regarding shares” of our annual report.

Our bylaws do not contain any ownership threshold above which shareholder ownership must be disclosed. For a description of the ownership thresholds mandated by Chilean law, see “– Rights, preferences and restrictions regarding shares” above. See “Item 10: Additional Information – B. Memorandum and Articles of Association – Rights, preferences and restrictions regarding shares” of our annual report.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

Notices and Reports to Holders

On or before the first date on which the Company gives notice, by publication or otherwise, of any meeting of holders of shares or other deposited securities, or of any adjourned meeting of such holders, or of the taking of any action by such holders other than at a meeting, or the making of any distribution on or offering of rights in respect of deposited securities, the Company shall transmit to the custodian a copy of the notice thereof in the form given or to be given to holders of shares or other deposited securities. The depositary will arrange for the prompt transmittal by the custodian to the depositary of such notices and of any reports and other communications that are made generally available by the Company to holders of its shares or other deposited securities and arrange for the mailing of copies thereof to all holders or, at the request of the Company, make such notices reports and other communications available to all holders on a basis similar to that for holders of shares or other deposited securities, or on such other basis as the Company may advise the depositary may be required by any applicable law, regulation or stock exchange requirement.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its or its custodian’s office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.